Securities and Exchange Commission

Washington, DC 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(b),

(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

PubMatic, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

74467Q103

(CUSIP Number)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting persons’ initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER 74467Q103	13G	Page 2 of 18 Pages

1.	Names of Reporting Persons Draper Fisher Jurvetson Fund VIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒#
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,290,530* (See Items 2 and 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,290,530* (See Items 2 and 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,290,530* (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 32.65%**
12.	Type of Reporting Person (see Instructions) PN

#	Reporting Person expressly disclaims status as a group for purposes of the 13G.
*	Represents shares of Class B common Stock held on December 31, 2020. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock.
**

This percentage set forth on the cover sheet is calculated based upon 6,787,500 shares of Class A common stock reported outstanding at December 31, 2020 and assumes the conversion of the Class B common stock held by the Reporting Person into Class A common stock.

CUSIP NUMBER 74467Q103	13G	Page 3 of 18 Pages

1.	Names of Reporting Persons Draper Fisher Jurvetson Fund VIII Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒#
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,290,530## * (See Items 2 and 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,290,530## * (See Items 2 and 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,290,530## * (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 32.65%** (See Items 2 and 4)
12.	Type of Reporting Person (see Instructions) PN

#	Reporting Person expressly disclaims status as a group for purposes of the 13G.
##	All of these shares are held directly by Draper Fisher Jurvetson Fund VIII, L.P. (Fund VIII). Draper Fisher Jurvetson Fund VIII Partners, L.P. is the GP of Fund VIII.
*	Represents shares of Class B common Stock held on December 31, 2020. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock.
**

This percentage set forth on the cover sheet is calculated based upon 6,787,500 shares of Class A common stock reported outstanding at December 31, 2020 and assumes the conversion of the Class B common stock held by the Reporting Person into Class A common stock.

CUSIP NUMBER 74467Q103	13G	Page 4 of 18 Pages

1.	Names of Reporting Persons DFJ Fund VIII, Ltd.
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒#
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,290,530## * (See Items 2 and 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,290,530## * (See Items 2 and 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,290,530## * (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 32.65%** (See Items 2 and 4)
12.	Type of Reporting Person (see Instructions) OO (limited liability company)

#	Reporting Person expressly disclaims status as a group for purposes of the 13G.
##

All of these shares are owned directly by Draper Fisher Jurvetson Fund VIII, L.P. (“Fund VIII”). DFJ Fund VIII, Ltd. is the General Partner of Draper Fisher Jurvetson Fund VIII Partners, L.P., which is the General Partner of Fund VIII.

*	Represents shares of Class B common Stock held on December 31, 2020. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock.
**

This percentage set forth on the cover sheet is calculated based upon 6,787,500 shares of Class A common stock reported outstanding at December 31, 2020 and assumes the conversion of the Class B common stock held by the Reporting Person into Class A common stock.

CUSIP NUMBER 74467Q103	13G	Page 5 of 18 Pages

1.	Names of Reporting Persons Draper Fisher Jurvetson Partners VIII, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒#
3.	SEC Use Only
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 73,123## * (See Items 2 and 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 73,123## * (See Items 2 and 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 73,123## * (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.07%** (See Items 2 and 4)
12.	Type of Reporting Person (see Instructions) OO (limited liability company)

#	Reporting Person expressly disclaims status as a group for purposes of the 13G.
##

Draper Fisher Jurvetson Partners VIII, L.L.C. (“Fund VIII LLC”) is a side-by-side fund of Draper Fisher Jurvetson Fund VIII, L.P. (“Fund VIII”). The managing members of Fund VIII LLC are Messrs. Draper and Fisher, who each disclaim beneficial ownership of the shares held by Fund VIII LLC except to the extent of their pecuniary interest therein.

*	Represents shares of Class B common Stock held on December 31, 2020. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock.
**

This percentage set forth on the cover sheet is calculated based upon 6,787,500 shares of Class A common stock reported outstanding at December 31, 2020 and assumes the conversion of the Class B common stock held by the Reporting Person into Class A common stock.

CUSIP NUMBER 74467Q103	13G	Page 8 of 18 Pages

1.	Names of Reporting Persons Draper Associates, L.P.
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒#
3.	SEC Use Only
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 283,434* (See Items 2 and 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 283,434* (See Items 2 and 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 283,434* (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.01%**
12.	Type of Reporting Person (see Instructions) PN

#	Reporting Person expressly disclaims status as a group for purposes of the 13G.
*	Represents shares of Class B common Stock held on December 31, 2020. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock.
**

This percentage set forth on the cover sheet is calculated based upon 6,787,500 shares of Class A common stock reported outstanding at December 31, 2020 and assumes the conversion of the Class B common stock held by the Reporting Person into Class A common stock.

CUSIP NUMBER 74467Q103	13G	Page 7 of 18 Pages

1.	Names of Reporting Persons Draper Associates Riskmasters Fund II, LLC
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒#
3.	SEC Use Only
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 4,909## * (See Items 2 and 4)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 4,909## * (See Items 2 and 4)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,909## * (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.07%**
12.	Type of Reporting Person (see Instructions) OO (limited liability company)

#	Reporting Person expressly disclaims status as a group for purposes of the 13G.
##	Mr. Timothy C. Draper is the managing member of Draper Associates Riskmasters Fund II, LLC and has sole investment and voting power.
*	Represents shares of Class B common Stock held on December 31, 2020. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock.
**

This percentage set forth on the cover sheet is calculated based upon 6,787,500 shares of Class A common stock reported outstanding at December 31, 2020 and assumes the conversion of the Class B common stock held by the Reporting Person into Class A common stock..

CUSIP NUMBER 74467Q103	13G	Page 8 of 18 Pages

1.	Names of Reporting Persons Draper Associates Riskmasters Fund III, LLC
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒#
3.	SEC Use Only
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 4,148## * (See Items 2 and 4)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 4,148## * (See Items 2 and 4)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,148## * (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.06%**
12.	Type of Reporting Person (see Instructions) OO (limited liability company)

#	Reporting Person expressly disclaims status as a group for purposes of the 13G.
##	Mr. Timothy C. Draper is the managing member of Draper Associates Riskmasters Fund III, LLC and has sole investment and voting power.
*	Represents shares of Class B common Stock held on December 31, 2020. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock.
**

This percentage set forth on the cover sheet is calculated based upon 6,787,500 shares of Class A common stock reported outstanding at December 31, 2020 and assumes the conversion of the Class B common stock held by the Reporting Person into Class A common stock.

CUSIP NUMBER 74467Q103	13G	Page 9 of 18 Pages

1.	Names of Reporting Persons Timothy C. Draper
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒#
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 292,491+ * (See Items 2 and 4)
	6.	Shared Voting Power 3,363,653## * (See Items 2 and 4)
	7.	Sole Dispositive Power 292,491+ * (See Items 2 and 4)
	8.	Shared Dispositive Power 3,363,653## * (See Items 2 and 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,656,144## * (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 35.01%**
12.	Type of Reporting Person (see Instructions) IN

#	Reporting Person expressly disclaims status as a group for purposes of the 13G.
+

Of these shares, 283,434 shares are held by Draper Associates, L.P., 4,909 shares are held by Draper Associates Riskmasters Fund II, LLC (“DARF II”), and 4,148 shares are held by Draper Associates Riskmasters Fund III, LLC (“DARF III”). Mr. Draper is Managing Member of Draper Management Company, LLC, the general partner of Draper Associates L.P., the Managing Member of DARF II and DARF III and has sole investment and voting power with respect to all such shares.

##	Of these shares, 3,290,530 shares are directly held by Draper Fisher Jurvetson Fund VIII, L.P., 73,123 shares are directly held by Draper Fisher Jurvetson Partners VIII, LLC.
*	Represents shares of Class B common Stock held on December 31, 2020. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock.
**

This percentage set forth on the cover sheet is calculated based upon 6,787,500 shares of Class A common stock reported outstanding at December 31, 2020 and assumes the conversion of the Class B common stock held by the Reporting Person into Class A common stock.

CUSIP NUMBER 74467Q103	13G	Page 10 of 18 Pages

1.	Names of Reporting Persons John H. N. Fisher
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒#
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,363,653## * (See Items 2 and 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,363,653## * (See Items 2 and 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,363,653## * (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 33.14%**
12.	Type of Reporting Person (see Instructions) IN

#	Reporting Person expressly disclaims status as a group for purposes of the 13G.
##	3,290,530 of these shares are held by Draper Fisher Jurvetson Fund VIII, L.P., and 73,123 shares are held by Draper Fisher Jurvetson Partners VIII, L.L.C.
*	Represents shares of Class B common Stock held on December 31, 2020. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock.
**

This percentage set forth on the cover sheet is calculated based upon 6,787,500 shares of Class A common stock reported outstanding at December 31, 2020 and assumes the conversion of the Class B common stock held by the Reporting Person into Class A common stock.

CUSIP NUMBER 74467Q103	13G	Page 11 of 18 Pages

Item 1(a) Name of Issuer: Pubmatic, Inc.

Item 1(b) Address of Issuer’s principal executive offices:

3 Lagoon Drive, Suite 180

Redwood City, CA 94065

Item 2(a) Name of Person Filing and Item 2(c) Citizenship.

This Schedule 13G is filed on behalf of:

Draper Fisher Jurvetson Fund VIII, L.P., a Cayman Islands exempted limited partnership (“Fund VIII”).

Draper Fisher Jurvetson Fund VIII Partners, L.P., a Cayman Island exempted limited partnership (“Fund VIII Partners”) and an affiliate of Fund VIII and the general partner of Fund VIII.

DFJ Fund VIII, Ltd., a Cayman Islands limited liability company (“Fund VIII Ltd.”) and an affiliate of Fund VIII, is the general partner to Fund VIII Partners. Messrs. Timothy C. Draper and John H.N. Fisher are the managing directors of Fund VIII Ltd. Messrs. Draper and Fisher exercise shared voting and investment powers over the shares held by Fund VIII Ltd. Messrs. Draper and Fisher disclaim beneficial ownership of shares held by Fund VIII, Fund VIII Partners and Fund VIII Ltd., except to the extent of any pecuniary interest therein.

Draper Fisher Jurvetson Partners VIII, LLC, a California limited liability company (“Fund VIII LLC”), is a side-by-side fund of Fund VIII. The managing members of Fund VIII LLC are Messrs. Draper and Fisher. Decisions with respect to Fund VIII LLC securities are made automatically in conjunction with decisions by Fund VIII. Messrs. Draper and Fisher disclaim beneficial ownership of the shares held by Fund VIII LLC except to the extent of their pecuniary interest therein.

Draper Associates, L.P. (“DALP”). The investing and voting power of the shares held by DALP is controlled by its General Partner, Draper Management Company, LLC and Timothy C. Draper as managing member. Mr. Draper disclaims beneficial ownership of the shares held by DALP except to the extent of his pecuniary interest therein.

Draper Associates Riskmasters Fund II, LLC, a California limited liability company (“DARFII”). Mr. Draper is the managing member of DARFII and he disclaims beneficial ownership of the shares held by DARFII except to the extent of his pecuniary interest therein.

Draper Associates Riskmasters Fund III, LLC, a California limited liability company (“DARFIII”). Mr. Draper is the managing member of DARFIII and he disclaims beneficial ownership of the shares held by DARFIII except to the extent of his pecuniary interest therein.

CUSIP NUMBER 74467Q103	13G	Page 12 of 18 Pages

Timothy C. Draper, a United States citizen (“Draper”), is a managing director of Fund VIII, a managing member of Fund VIII LLC, a managing member of the general partner of DALP, a managing member of DARFII, and managing member of DARFIII.

John H. N. Fisher, a United States citizen (“Fisher”) is a managing director of Fund VIII, and a managing member of Fund VIII LLC.

Item 2(b) Address of principal business office or, if none, residence:

2882 Sand Hill Road, Suite 150, Menlo Park, CA 94025

(address for DFJ entities, and Fisher)

55 East 3rd Avenue, San Mateo, CA 94401

(address for DALP, DARFII, DARFIII, and Draper)

Item 2(d) Title of class of securities: Class A Common Stock, par value $0.0001 per share.

The Issuer registered its Common Stock with the SEC on December 8, 2020. Each of the Reporting Persons identified in Item 2(a) above beneficially owns Class B Common Stock which converts on a one-for-one basis at any time at the option of the holder into Class A Common Stock.

Item 2(e) CUSIP No.: 74467Q103

Item 3.	If this statement is filed pursuant to § 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

CUSIP NUMBER 74467Q103	13G	Page 13 of 18 Pages

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify type of institution:

Item 4.

Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1. The information set forth on all of the cover sheets hereto with respect to each of the Reporting Persons on this Schedule 13G is incorporated herein by reference. The percentages set forth on the cover sheets and below are calculated based on 6,787,500 shares of Class A common stock reported outstanding at December 31, 2020 and assumes the conversion of the Class B common stock held by the relevant Reporting Person (and not any other person) into Class A common stock.

Draper Fisher Jurvetson Fund VIII, L.P.

A.	Amount Beneficially owned: 3,290,530

B.	Percent of Class: 32.65%

C.	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 3,290,530

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 3,290,530

Draper Fisher Jurvetson Fund VIII Partners, L.P.

A.	Amount Beneficially owned: 3,290,530

B.	Percent of Class: 32.65%

C.	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 3,290,530

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 3,290,530

DFJ Fund VIII, Ltd.

A.	Amount Beneficially owned: 3,290,530

B.	Percent of Class: 32.65%

C.	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 3,290,530

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 3,290,530

CUSIP NUMBER 74467Q103	13G	Page 14 of 18 Pages

Draper Fisher Jurvetson Partners VIII, LLC

A.	Amount Beneficially owned: 73,123

B.	Percent of Class: 1.07%

C.	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 73,123

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 73,123

Draper Associates, L.P.

A.	Amount Beneficially owned: 283,434

B.	Percent of Class: 4.01%

C.	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 283,434

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 283,434

Draper Associates Riskmasters Fund II, LLC

A.	Amount Beneficially owned: 4,909

B.	Percent of Class: 0.07%

C.	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 4,909

2.	shared power to vote or to direct the vote: 0

3.	sole power to dispose or to direct the disposition of: 4,909

4.	shared power to dispose or to direct the disposition of: 0

Draper Associates Riskmasters Fund III, LLC

A.	Amount Beneficially owned: 4,148

B.	Percent of Class: 0.06%

C.	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 4,148

2.	shared power to vote or to direct the vote: 0

3.	sole power to dispose or to direct the disposition of: 4,148

4.	shared power to dispose or to direct the disposition of: 0

CUSIP NUMBER 74467Q103	13G	Page 15 of 18 Pages

Timothy C. Draper

A.	Amount Beneficially owned: 3,656,144

B.	Percent of Class: 35.01%

C.	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 292,491

2.	shared power to vote or to direct the vote: 3,363,653

3.	sole power to dispose or to direct the disposition of: 292,491

4.	shared power to dispose or to direct the disposition of: 3,363,653

John H. N. Fisher

A.	Amount Beneficially owned: 3,363,653

B.	Percent of Class: 33.14%

C.	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 3,363,653

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 3,363,653

Item 5.	Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

CUSIP NUMBER 74467Q103	13G	Page 16 of 18 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2021

Draper Fisher Jurvetson Fund VIII, L.P.

By:	Draper Fisher Jurvetson Fund VIII Partners, L.P. (general partner)

By:	DFJ Fund VIII, Ltd., its general partner

By:	/s/ John H. N. Fisher
Name:	John H. N. Fisher
Title:	Managing Director

Draper Fisher Jurvetson Fund VIII Partners, L.P.

By:	DFJ Fund VIII, Ltd., its general partner

By:	/s/ John H. N. Fisher
Name:	John H. N. Fisher
Title:	Managing Director

DFJ Fund VIII, Ltd.

By:	/s/ John H. N. Fisher
Name:	John H. N. Fisher
Title:	Managing Director

CUSIP NUMBER 74467Q103	13G	Page 17 of 18 Pages

Draper Fisher Jurvetson Partners VIII, LLC

By:	/s/ John H. N. Fisher
Name:	John H. N. Fisher
Title:	Managing Member

Draper Associates, L.P.

By:	Draper Management Company, LLC
(General Partner)

By:	/s/ Timothy C. Draper
Name:	Timothy C. Draper
Title:	Managing Member

Draper Associates Riskmasters Fund II, LLC

By:	/s/ Timothy C. Draper
Name:	Timothy C. Draper
Title:	Managing Member

Draper Associates Riskmasters Fund III, LLC

By:	/s/ Timothy C. Draper
Name:	Timothy C. Draper
Title:	Managing Member

/s/ Timothy C. Draper
Timothy Draper

/s/ John H. N. Fisher
John H. N. Fisher

CUSIP NUMBER 74467Q103	13G	Page 18 of 18 Pages

Exhibit Index

Exhibit	Description

99.1	Statement pursuant to Rule 13d-1(k)(1)(iii), filed herewith